KH 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013771

SEC Mail Processing Section

FEB 29 2012

Washington, DC 110

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-40729~~ 8-50933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Catalyst Financial, LLC

OFFICIAL USE ONLY
45025
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 N.E. Mizner Boulevard, Suite 400
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Steven N. Bronson (561) 362-4199
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road (Address) Farmington (City) CT (State) 06032 (Zip Code)

CHECK ONE:

[ ] Certified Public Accountant
[X] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

AB 4/13

OATH OR AFFIRMATION

I, Steven N. Bronson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Catalyst Financial, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
C. Stein
Commission # DD998292
Expires: JUNE 07, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

CEO/Chairman
Title

Notary Public

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report Bound Separately.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CATALYST FINANCIAL, LLC

Financial Statements and Supplementary Information

December 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

CATALYST FINANCIAL, LLC

Financial Statements and Supplementary Information

December 31, 2011

CATALYST FINANCIAL, LLC
Financial Statements and Supplementary Information
December 31, 2011

CONTENTS

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Members
Catalyst Financial, LLC

We have audited the accompanying statement of financial condition of Catalyst Financial, LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catalyst Financial, LLC as of December 31, 2011, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

J.H. Cohn LLP

Farmington, Connecticut
February 27, 2012

CATALYST FINANCIAL, LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	57,920
Accounts receivable		70,000
Property and equipment		9,330
Less: accumulated depreciation		(1,969)
Other assets		21,870
Total assets	$	157,151
Liabilities and Members' Equity		
Liabilities - accounts payable	$	8,634
Members' equity		148,517
Total liabilities and members' equity	$	157,151

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Income
For The Year Ended December 31, 2011

Revenues:		
Consulting income	$	665,000
Interest income		123
Total revenues		665,123
Expenses:		
Administrative salaries		101,797
Office rent		47,741
Insurance expense		57,280
Licenses and fees		31,210
Professional fees		85,518
General and administrative		122,107
Total expenses		445,653
Net income	$	219,470

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2011

Balance, December 31, 2010	$	81,308
Net income		219,470
Members' contributions		50,000
Members' distributions		(202,261)
Balance, December 31, 2011	$	148,517

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Cash Flows
For The Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 219,470
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,827
Increase in:	
Accounts receivable	(59,479)
Prepaid expenses	(5,643)
Decrease in:	
Accounts payable	(8,019)
Net cash provided by operating activities	148,156
Cash flows used in investing activities:	
Purchase of property and equipment	(1,974)
Cash flows used in financing activities:	
Members' contributions	50,000
Members' distributions	(202,261)
Net cash used in financing activities	(152,261)
Net decrease in cash and cash equivalents	(6,079)
Cash and cash equivalents, beginning of year	63,999
Cash and cash equivalents, end of year	$ 57,920

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Notes To The Financial Statements
For The Year Ended December 31, 2011

Note 1 - Summary of Significant Accounting Policies:

Organization

Catalyst Financial Corporation was originally formed in the state of New York on April 3, 1996, became a broker/dealer on September 28, 1998, and changed its operating name to Catalyst Financial, LLC (the "Company") on January 1, 2000. The Company's business activities include raising capital from institutional and individual investors, private placements and investment banking. The members' liability is limited based on relevant state laws. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") in order to carry on business as a registered broker. The Company is registered to do business in forty-nine states, including the District of Columbia. The Company is not registered to do business in Tennessee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Accounts receivable are presented net of an allowance for doubtful accounts of $-0- as of December 31, 2011. If necessary, allowances are recorded based on individual credit evaluation and specific circumstances of the customer. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2011 was $1,204.

Revenue Recognition

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain financial restructuring advisory fees are earned upon "success" or completion of a transaction and these fees are generally recognized at the closing of the respective transaction.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the 150% declining balance method based upon the estimated useful lives of the assets. Depreciation expense for 2011 was $1,827.

Off Balance Sheet Risk

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act permanently increased the insurance coverage offered by the Federal Deposit Insurance Corporation ("FDIC") to $250,000 per depositor. Additionally, amounts held in non-interest bearing transaction accounts are fully guaranteed by the FDIC from December 31, 2010 through December 31, 2012. The Company had amounts in excess of $250,000 in a single bank during the year. Amounts over $250,000 are not insured by the FDIC. These balances fluctuate during the year and can exceed this $250,000 limit. Management regularly monitors the financial institution, together with its cash balances, and tries to keep this potential risk to a minimum.

Income Taxes

The Company has elected to be taxed as a partnership and is not subject to Federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to his proportionate share of the Company's taxable income. Accordingly, no liability for Federal, state or local income taxes is reflected in the accompanying financial statements.

The Company accounts for uncertainty in income taxes in accordance with the Income Tax Topic of the Financial Accounting Standards Board Accounting Standards Codification. The Company has no unrecognized tax benefits at December 31, 2011. The Company previously filed Federal and Connecticut income tax returns; however, now only files a Federal income tax return, which represents the major tax jurisdiction of the Company. Federal tax years 2008 through 2011 remain open for audit and state tax years 2007 and 2008 remain open for audit under the various statutes of limitations.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial position. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2011.

Subsequent Events

Management has reviewed subsequent events through the date the financial statements were issued.

Members' Equity

The Company is governed by its Amended and Restated Operating Agreement ("the Agreement") dated January 1, 2011. At December 31, 2011, there are two classes of members---Class A and Class B. Per the Agreement, allocations of losses and profits are allocated to Class B members first and the balance is allocated to Class A members based upon their ownership of Class A shares. Class A members have voting and management rights in the Company. Distributions to Class A members are made in the sole discretion of the managing member of the Company. As of December 31, 2011, there were 10,000 class A shares authorized, and 10,000 class A shares issued and outstanding.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Members' Equity (Continued)

In accordance with the Agreement, Class B members do not initially contribute capital to the Company. Each Class B member executes a member services agreement with the Company which sets forth their responsibilities and obligations to the Company and compensation to be earned. Each Class B member currently owns one share of the Company. Class B members are not eligible to make capital contributions in return for Class B shares issued. Class B shares have no voting or management rights and nominal economic value. A member's Class B shares are surrendered to the Company upon separation of service. Distributions to Class B members are made monthly in accordance with a compensation plan based on revenues collected by the Company for the member's transactions during the prior month. Such distributions amounted to $202,261 for the year ended December 31, 2011. It is the Company's policy to record amounts earned by Class B members as part of the allocation of net income, rather than as an expense in determining net income. At December 31, 2011, there were 100 Class B shares authorized, and 3 Class B shares issued.

At December 31, 2011, the members' of equity of $148,517 was comprised solely of Class A shares.

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $49,286, which was $44,286 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

The Company is exempt from compliance with rules 15c3-3 (under exempted provision of Rule 15c3-3(k)(2)(i)) and 17a-13 under the Securities Exchange Act of 1934 because it uses another firm for security clearing. Additionally, during 2011 the Company did not hold or clear any customer securities or cash.

Note 3 - Related Party Transactions:

Office Rent

One of the members of the Company is the president of a related party that the Company had entered into a sub-lease agreement with for the use of office space in Boca Raton, FL. The agreement provides for monthly rent payments of $2,000 through February 28, 2015. The agreement was amended twice in the current year, most recently on October 1, 2011. During 2011, the Company incurred $24,500 for the use of the office space. As of December 31, 2011, there is no amount payable to the related party. Minimum lease payments are $24,000 for the next three years and $4,000 in 2015.

One of the members of the Company is also the owner of a related party that the Company had entered into a month-to-month sub-lease agreement with for the use of office space in Miami, Florida. The agreement provides for monthly rent payments of $2,000. During 2011, the Company incurred $6,050 for the use of the office space. As of December 31, 2011, $2,000 is payable to the related party.

Note 4 - Concentration:

Approximately 68% of the Company's revenue was derived from business activities with one party.

CATALYST FINANCIAL, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Members' equity	$ 148,517
Deduct nonallowable assets :	
Accounts receivable	(70,000)
Net property and equipment	(7,361)
Other assets	(21,870)
Net capital	$ 49,286
Aggregate indebtedness - total liabilities	$ 8,634
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess net capital over minimum net capital	$ 44,286
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$ 43,286
Ratio of aggregate indebtedness to net capital	0.18

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Members
Catalyst Financial, LLC

In planning and performing our audit of the financial statements of Catalyst Financial, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Farmington, Connecticut
February 27, 2012

CATALYST FINANCIAL, LLC

Report on Agreed-Upon Procedures

December 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Catalyst Financial, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Catalyst Financial, LLC (the "Company") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check register and copy of issued checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with relevant documentation supporting the adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related documentation supporting the adjustments, noting no differences.

5. Compared the amount shown on line 2C ("less overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Farmington, Connecticut
February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050933 FINRA DEC
CATALYST FINANCIAL LLC 17*17
D/B/A CATALYST FINANCIAL
225 NE MIZNER BLVD STE 400
BOCA RATON FL 33432-4092

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1538

B. Less payment made with SIPC-6 filed (exclude interest) (924)

7/7/2011 Ck 1623
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 614

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 614

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Catalyst Financial LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 10 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 665,123

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 49,863

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii)

Total deductions 49,863

2d. SIPC Net Operating Revenues $ 615,260

2e. General Assessment @ .0025 $ 1,538

(to page 1, line 2.A.)

J.H. COHN LLP

ACCOUNTANTS & CONSULTANTS

Independent Member of Nexia International
www.jhcohn.com